FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2013

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 20 June 2013

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 20 June 2013
                                        OPEN OFFER TO INCREASE STAKE IN HINDUSTAN UNILEVER

Exhibit 99

UNILEVER PLC OPEN OFFER TO INCREASE STAKE IN HINDUSTAN UNILEVER LIMITED TO COMMENCE ON 21 JUNE 2013

London/Mumbai, 20th June 2013. Unilever PLC (LSE: ULVR) announced today that the voluntary open offer to increase its stake in Hindustan Unilever Limited ("HUL") from 52.48% to up to 75% (the "Open Offer") will commence on 21 June 2013. The Open Offer period will end on 4 July 2013.

There has been no revision to the Open Offer price of INR 600 (Indian Rupees six hundred only) per share previously announced and, as published by HUL on 19 June 2013, the independent committee of Directors of HUL has recommended that the Open Offer is fair and reasonable.

Subject to approval of the final dividend of INR 6 (Indian Rupees six only) per share recommended by the Board of Directors of HUL for the financial year ended 31 March 2013 at HUL's annual general meeting on 26 July 2013, shareholders of HUL who tender their shares in the Open Offer will be entitled to receive the final dividend from HUL in respect of the shares tendered by them. For further details, shareholders of HUL should refer to paragraph 6 of the Letter of Offer.The details of the Open Offer can be found in the Letter of Offer sent to public shareholders of HUL and a copy of the Letter of Offer is also available at www.sebi.gov.in.

HUL's shares are traded on the BSE Ltd (Scrip Code: 500696) and on the National Stock Exchange of India Limited (Symbol: HINDUNILVR).

The Open Offer is being managed by HSBC Securities and Capital Markets (India) Private Limited.

About HUL
HUL is a market leader in the fast moving consumer goods business in India, with brands spanning categories such as soaps, detergents, shampoos, skin care, toothpastes, deodorants, cosmetics, tea, coffee, packaged foods, ice cream, and water purifiers. Its portfolio includes the following brands:  Lux, Lifebuoy, Surf Excel, Rin, Wheel, Fair & Lovely, Pond's, Vaseline, Lakmé, Dove, Clinic Plus, Sunsilk, Pepsodent, Closeup, Axe, Brooke Bond, Bru, Knorr, Kissan, Kwality Wall's and Pureit. HUL generated over INR 270 billion turnover (or €3.8 billion) and net profit of over INR 38 billion (or €0.5 billion) for the financial year ending 31 March 2013.

Accounting Information
Unilever will continue to consolidate 100% of the results and net assets of HUL, but the net profits attributable to non-controlling interests and the share of equity of the non-controlling interests will both be lower after the transaction.

Unilever PLC Enquiries
Investor Relations - +44 20 7822 6830
Media - Lucila Zambrano +44 20 7822 5354 / lucila.zambrano@unilever.com

About Unilever
Unilever is one of the world's leading suppliers of Food, Home and Personal Care products with sales in over 190 countries. Our products are present in 7 out of 10 homes globally and are used by over 2 billion people on a daily basis. We work with 173,000 colleagues around the world and generated annual sales of over €50 billion in 2012. Over half of our company's footprint is in the faster growing developing and emerging markets (55% in 2012). Working to create a better future every day, we help people feel good, look good and get more out of life.  Our portfolio includes some of the world's best known brands such as Knorr, Persil / Omo, Dove, Sunsilk, Hellmann's, Lipton, Rexona / Sure, Wall's, Lux, Rama, Ponds and Axe, 14 of which now generate a turnover of €1 billion or more.
Our ambition is to double the size of our business, whilst reducing our overall environmental footprint  (including sourcing, consumer use and disposal) and increasing our positive social impact. We are committed to helping more than a billion people take action to improve their health and well-being, sourcing all our agricultural raw materials sustainably by 2020, and decoupling our growth from our environmental impact. Supporting our three big goals are more than 50 time-based targets. See more on the Unilever Sustainable Living Plan at www.Unilever.com/sustainable-living/.
Unilever has been recognised in the Dow Jones Sustainability World Indexes for 14 consecutive years. We are included in the FTSE4Good Index Series and attained a top environmental score of 5, leading to inclusion in the FTSE4Good Environmental Leaders Europe 40 Index. In 2012 Unilever led the Climate Counts Company Scorecard and the list of Global Corporate Sustainability Leaders in the GlobeScan /SustainAbility latest annual survey (2012) - both for the second year running. The company is an employer of choice in many of the countries in which it operates and is seen as a symbol for innovation and leadership development.
For more information about Unilever and its brands, please visit www.Unilever.com.

Safe Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, NYSE Euronext in Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2012 and Annual Report and Accounts 2012. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.